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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                           RESOURCES CONNECTION, INC.
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              Delaware                                   33-0832424
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(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

695 Town Center Drive, Suite 600, Costa Mesa, California 92626
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(Address of principal executive offices)              (zip code)

  If this form relates to the              If this form relates to the
  registration of a class of securities    registration of a class of securities
  pursuant to Section 12(b) of the         pursuant to Section 12(g) of the
  Exchange Act and is effective            Exchange Act and is effective
  pursuant to General Instruction          pursuant to General Instruction
  A.(c), please check the following        A.(d), please check the following
  box. [_]                                 box. [X]

Securities Act registration statement file number to which this form
relates:      N/A
        ---------------
        (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights

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Item 1. Description of Registrant's Securities to Be Registered.
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          On May 10, 2002, the Board of Directors of Resources Connection, Inc.
(the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock, par value $0.01 per share (the "Common Stock"), of the Company. The dividend is payable on May 28, 2002 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Preferred Stock (the "Preferred Stock"), of the Company at a price of $120.00 per one one-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

          Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of the Summary of Rights attached thereto.

          The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on May 28, 2012 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

          The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or

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reclassification of, the Preferred Stock, (ii) upon the grant to holders of
Common Stock or Preferred Stock of certain rights or warrants to subscribe for or purchase Common Stock or Preferred Stock at a price, or securities convertible into Common Stock or Preferred Stock with a conversion price, less than the then-current market price of the Common Stock or Preferred Stock, respectively, or (iii) upon the distribution to holders of Common Stock or Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

          The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

          Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to, when, as and if declared by the Board of Directors of the Company, an aggregate dividend of 100 times the dividend declared per share of Common Stock, but at least a preferential quarterly dividend payment of $1 per share. In the event of liquidation, the holders of the Preferred Stock will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock, but at least a preferential liquidation payment of $100 per share. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

          Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

          In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one

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share of Common Stock per Right (subject to adjustment).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Preferred Stock on the last trading day prior to the date of exercise.

          At any time prior to the close of business on the tenth day after the first date of public announcement of an acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. From and after the date the Company publicly announces its election to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

          A copy of the Rights Agreement is filed as Exhibit 2 to this Registration Statement on Form 8-A dated May 28, 2002. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2.  Exhibits.
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1.   Form of Right Certificate.

2. Rights Agreement, dated as of May 10, 2002, between Resources Connection, Inc. and American Stock Transfer & Trust Company, as Rights Agent (including as an exhibit thereto the terms of the designated shares of Junior Participating Preferred Stock).

3. Summary of rights to be sent to holders of shares of Common Stock, par value $0.01 per share of Resources Connection, Inc.

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                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto and duly authorized.

                                          RESOURCES CONNECTION, INC.

Date: May 28, 2002                        By:    /s/ Donald B. Murray
                                               ---------------------------------
                                               Donald B. Murray
                                               Chief Executive Officer

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                                  EXHIBIT INDEX

 Exhibit No.     Name of Item
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     1.          Form of Right Certificate.

     2. Rights Agreement, dated as of May 10, 2002, between Resources Connection, Inc. and American Stock Transfer & Trust Company, as Rights Agent (including as an exhibit thereto the terms of the designated shares of Junior Participating Preferred Stock).

     3. Summary of rights to be sent to holders of shares of Common Stock, par value $0.01 per share, of Resources Connection, Inc.

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